Exhibit 23.2


                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Global Payment Technologies, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Global Payment Technologies, Inc. (the "Company") dated February 17, 2004, related to the Company's 2000 Stock Option Plan, of our report dated December 29, 2003 (except as to notes 1c and 9, which are as of January 13, 2004), with respect to the consolidated balance sheets of Global Payment Technologies, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), cash flows and related Schedule II for the years then ended, which report appears in the 2003 Annual Report on Form 10-K of Global Payment Technologies, Inc. Our report contains an explanatory paragraph related to the restatement of the Company's fiscal 2001 statement of cash flows.

KPMG LLP

Melville, New York
February 17, 2004